UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   **September 25, 2013**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-2000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

(d)   On September 25, 2013, the Board of Directors (Board) of Pepco Holdings, Inc. (PHI) increased the size of the Board from 13 to 14 directors and selected Paul M. Barbas to fill the vacancy created thereby, to serve until the 2014 Annual Meeting of Stockholders, and until his successor shall have been elected and qualified.

Mr. Barbas, age 56, was President and Chief Executive Officer of DPL Inc. and its principal subsidiary, The Dayton Power and Light Company (DP&L), from October 2006 until its acquisition in December 2011. He also served on the board of directors of DPL Inc. and DP&L from 2006 until 2011. He previously served as Executive Vice President and Chief Operating Officer of Chesapeake Utilities Corporation, a diversified utility company engaged in natural gas distribution, transmission and marketing, propane gas distribution and wholesale marketing and other related services from 2005 until October 2006, as Executive Vice President from 2004 until 2005, and as President of Chesapeake Service Company and Vice President of Chesapeake Utilities Corporation, from 2003 until 2004. From 2001 until 2003, he was executive vice president of Allegheny Power and was responsible for the operational and strategic functions of Allegheny Energy's regulated arm serving 1.6 million customers with 3,200 employees. He joined Allegheny Energy in 1999 as President of its Ventures unit. Mr. Barbas currently serves on the audit committee and board of directors of Dynegy Inc. (Dynegy), as well as Chair of Dynegy's Compensation & Human Resources Committee.

There is no arrangement or understanding between Mr. Barbas and any other persons pursuant to which he was selected as a director. There are no transactions between PHI and Mr. Barbas reportable under Item 404(a) of Regulation S-K.

In connection with his appointment to the Board, Mr. Barbas was also appointed to the Compensation/Human Resources and Finance Committees of the Board.

As a non-management director, Mr. Barbas will receive an annual retainer of $50,000 in cash and $65,000 in common stock (prorated for 2013). The equity compensation is to be paid in the form of restricted stock unit awards under the PHI 2012 Long-Term Incentive Plan (the 2012 LTIP). In addition, Mr. Barbas will receive a fee of $2,000 in cash for each Board or committee meeting that he attends. Non-management directors are permitted under the PHI Non-Management Directors Compensation Plan to elect to receive their cash retainer payments and meeting fees in shares of PHI common stock. Such directors are also permitted to defer the receipt of their cash retainer under the terms of the Pepco Holdings, Inc. Second Revised and Restated Executive and Director Deferred Compensation Plan (and Mr. Barbas will be eligible to so defer his cash retainer beginning on January 1, 2014, if he elects to do so). PHI also provides non-management directors with insurance coverage and other benefits as described in the PHI Definitive Proxy Statement filed with the Securities and Exchange Commission on March 27, 2013.

The restricted stock unit award to be granted to Mr. Barbas as part of his 2013 annual retainer will vest in full on the date of PHI's 2014 Annual Meeting of Stockholders. Non-management directors are also permitted under the 2012 LTIP to defer the receipt of shares of common stock that may be issued pursuant to the settlement of a director's restricted stock unit award.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date: September 25, 2013 /s/ JOSEPH M. RIGBY
Name: Joseph M. Rigby
Title: Chairman of the Board,
President and Chief Executive Officer